UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Voluntary Tender Offer

Regulated Information

March 12, 2010 – 8:45 am CET

Delhaize Group Launches New Tender Offer for Shares of its Greek

Subsidiary Alfa Beta Vassilopoulos

BRUSSELS, Belgium - March 12, 2010 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it has launched through its wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned) a voluntary public tender offer of EUR 35.73 for all of the common registered shares of Delhaize Group’s Greek subsidiary “Alfa Beta” Vassilopoulos S.A. (Alfa Beta), which are not yet held by any of the consolidated companies of Delhaize Group.

Delhaize Group currently holds through Delned more than 90% of Alfa Beta shares. The proposed tender price of EUR 35.73 equals the volume weighted average price (VWAP) of the last 6 months and represents a premium of EUR 1.73 above the last tender price of EUR 34 offered in 2009.

After the end of the related period, Delhaize Group will exercise through Delned the right to acquire any remaining shares that were not tendered during the tender offer (squeeze-out right). Upon reaching 95% of the voting rights in Alfa Beta, Delned intends to initiate the process to delist Alfa Beta from the Athens Exchange. From the announcement of this tender offer until the end of the acceptance period, Delned intends to purchase shares in the market or over-the-counter at EUR 35.73 per share.

This voluntary tender offer follows another voluntary offer launched on May 18, 2009 to acquire all of the common registered shares of Alfa Beta. At the end of the acceptance period on July 9, 2009, Delned had acquired 89.56% of Alfa Beta. On February 9, 2010, Delned crossed the 90% share ownership threshold of Alfa Beta shares.

Delned has submitted an information circular for approval to the Hellenic Capital Market Commission (CMC). Following a review and approval period of the CMC, the information circular will be published and the acceptance period of this tender offer will begin during which Alfa Beta shareholders may tender their shares.

Please consult the website of the Athens Exchange (www.athex.gr) for the formal announcement of Delned regarding this Tender Offer.

Alfa Beta is a Greek food retail company which was established in 1969. At the end of 2009, Alfa Beta’s sales network consisted of 216 stores (of which 165 company-operated, 39 affiliated stores, 10 cash-and-carry stores and 2 low cost supermarkets). In 2009, Alfa Beta’s consolidated revenues amounted to EUR 1.47 billion and its net consolidated profit to approximately EUR 32.6 million. At the end of 2009, Alfa Beta employed 9 586 people. Alfa Beta has been listed on the Athens Exchange (BASIK) since 1990.

Delhaize Group is a Belgian food retailer present in six countries on three continents. At the end of 2009, Delhaize Group’s sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion in revenues and EUR 514 million in net profit (Group share). At the end of 2009, Delhaize Group employed 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

DISCLAIMERS

This press release is neither an offer to purchase nor a solicitation to buy any of Alfa Beta’s common registered shares nor is it a solicitation for acceptance of the Tender Offer. Delned plans to make the Tender Offer only by, and pursuant to the terms set out in, the information circular, and the information in this press release is qualified by reference to the information circular. None of Delhaize Group, Delned or the financial advisors makes any recommendation as to whether holders of Alfa Beta’s common registered shares should participate in the Tender Offer.

The Tender Offer referred to in this announcement will not be made to, and any offers will not be accepted from, or on behalf of, holders of Alfa Beta’s common registered shares in any jurisdiction in which the making of such Tender Offer will not be in compliance with the laws and regulations of such jurisdiction. Persons into whose possession this announcement, the information circular (referred to above) or any other materials relating to the Tender Offer comes are required to inform themselves about, and to observe, any such restrictions.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 12, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President